TTM Technologies, Inc.
2630 South Harbor Blvd.
Santa Ana, CA 92704
July 1, 2008
Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
     Re: TTM Technologies, Inc; File No. 0-31285
Dear Mr. Kronforst:
     Following up on a conversation with Marc Thomas, Staff Accountant, we hereby request an extension of time to deliver our response to the Staff’s May 30, 2008 comment letter until July 15, 2008.
     Thank you for your consideration of this request.

Sincerely,
/s/ Steve Richards
Steve Richards
Chief Financial Officer